April 27, 2006

Mail Stop 4561

Noah J. Hanft, Esq.
General Counsel
MasterCard Incorporated
2000 Purchase Street
Purchase, NY 10577

Re:	MasterCard Incorporated
      Amendment No. 4 to Form S-1
      Filed April 14, 2006
      Registration No. 333-128337

Dear Mr. Hanft:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Dividend Policy, page 34

1. We have reviewed your new disclosure under this heading and your response to our prior comment number 1. Please revise your disclosure to include an explanation of the assumptions underlying your conclusion that you will be able to pay the projected dividend, including the number of shares of Class A and Class B common stock that will be outstanding and the aggregate amount of the quarterly dividend. In addition, please explain, as you have done in your response to us, that your conclusion is based upon your historic cash flows from 2005, in addition to cash available, quantifying such amounts.

Consolidated Financial Statements

Note 12 - Postemployment and Postretirement Benefits, page F-26

2. We have read your response to prior comment 2 and note that management determines the appropriateness of the Plan assumptions by performing a detailed review of these assumptions at a minimum every
three years.  Please tell how you considered the appropriateness of
performing such review at a minimum every three years rather than at
each reporting period.  In addition, considering that the
liability
for expected future severance obligations is based on an actuarial calculation which is driven by several long-term assumptions and changes in assumptions could have a material impact on expenses, please expand your critical accounting estimate disclosure on page 53 to discuss how you account for postemployment benefits, primarily severance.


*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rachel Zablow at (202) 551-3428 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.  Please contact Amanda McManus, Attorney-Advisor, at
(202)
551-3412, or me at (202) 551-3780 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director



cc:	Vincent Pagano, Jr., Esq. (via facsimile)
	Joshua Ford Bonnie, Esq. (via facsimile)
	Simpson Thacher & Bartlett LLP
Noah J. Hanft, Esq.
MasterCard Incorporated
April 27, 2006
Page 3